Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of Common Stock

of

BIOVERATIV INC.

at

$105.00 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated February 7, 2018

by

BLINK ACQUISITION CORP.

an indirect, wholly-owned subsidiary

of

SANOFI

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON MARCH 7, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

February 7, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Bioverativ Inc., a Delaware corporation (the “Company”), at a purchase price of $105.00 per Share in cash, without interest thereon and net of any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the certificates representing Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company, (the “Depositary and Paying Agent”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 p.m., New York City time, on March 7, 2018, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 21, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser pursuant to which, as soon as practicable following, and on the same day as the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming an indirect, wholly-owned subsidiary of Parent (the “Merger”).

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and approved that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, and the transactions contemplated thereby and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. For Shares to be properly tendered to the Purchaser pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary or Paying Agent and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer including the Merger or the other transactions contemplated by the Merger Agreement other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com